SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on March 26, 2010, prepared in summary form

1. Date, Time and Place: On March 26, 2010, at 4:00pm, by conference call, as expressly authorized by Article 20, §2, of the bylaws of the Company.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quora were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously, by the present Board Members and without any restrictions:

4.1. To rectify the amount of the Company’s corporate capital, as stated in the minutes of the Board of Director’s meeting held on March 23, 2010, at 7:00pm, as follows: the correct capital number, “R$ 2,552,274,152.14”, shall substitute the previous one, “R$ 2,252,274,152.00” .

4.2. To recognize the Company’s capital increase, taking into consideration the limit of the authorized capital, in the amount of R$ 193,440.64, due to the exercise, in the past 30 days, of stock options, which resulted in the issuance of 82,000 common shares, in accordance with the Subscription Bulletin, kept at the Company’s headquarters. The abovementioned shares will take part in equal participating conditions, as the other existing shares, in all benefits, including in the possible distribution of dividends and in the payment of interest on net equity that may be declared by the Company as of the present date. As a result of the capital increase, the Company’s corporate capital shall be R$ 2,552,467,592.78, divided into 408,236,274 common shares, book-entry and without par value.

4.3. To approve, within the limit of the authorized capital and with no amendment to the Company’s Bylaws, due to the exercise of the subscription right that was granted by the Company to Banco J.P. Morgan S.A. and to J.P. Morgan Securities Inc., in connection with the public offering of common shares, approved in the Board of Directors’ meeting held on February 8, 2010 (“Offering”), the Company’s capital increase in R$ 138,750,000.00, through the issuance, for public subscription, of 11,100,000 common shares, registered, book-entry and without par value (“Shares”) at the issuance price of R$ 12.50 per share, which shall be fully allocated in the corporate capital account, and which shall be paid-in in cash, as per the proceedings established in the regulation in force and in the Offering’s prospectus (“Prospectus”). The Shares will have the same characteristics and will grant their holders the same rights as the Company’s existing common shares, as established by the Company’s bylaws and the applicable legislation, including the rules of Novo Mercado of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros. The Shares shall have the right to full dividends and interest on net equity to be declared as of the liquidation date of the Offering.

4.4. To confirm the exclusion of the preemptive right of the Company’s shareholders for subscription of the Shares, pursuant to Article 172 of Law No. 6,404/76 and Article 7 of the Company’s bylaws.

5. Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Presiding Board: Gary Robert Garrabrant (Chairman),; Board members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior. Renata de Carvalho Fidale (Secretary).

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

São Paulo, March 26, 2010.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer